FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 5/5/2011

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29, Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes           No   Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing first quarter 2011 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio Name: Pablo Brizzio Title: Chief Financial Officer	By: /s/ Daniel Novegil Name: Daniel Novegil Title: Chief Executive Officer

Dated: May 5, 2011

Press Release

Sebastián Martí

Ternium - Investor Relations

+1   (866) 890 0443

+54 (11) 4018 2389

www.ternium.com

Ternium Announces First Quarter 2011 Results

Luxembourg, May 4, 2011 – Ternium S.A. (NYSE: TX) today announced its results for the first quarter ended March 31, 2011.

The financial and operational information contained in this press release is based on Ternium S.A.’s consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars (USD) and metric tons.

Summary of First Quarter 2011 Results

	1Q 2011	4Q 2010		1Q 2010

Shipments (tons)	2,172,000	2,106,000	3%	1,908,000	14%
Net Sales (USD million)	2,146.9	1,927.5	11%	1,650.6	30%
Operating Income (USD million)	291.0	133.7	118%	293.5	-1%
EBITDA (USD million)	393.7	237.0	66%	384.8	2%
EBITDA Margin (% of net sales)	18.3%	12.3%		23.3%
EBITDA per Ton, Flat & Long Steel (USD)	172	109	58%	190	-10%
Net Foreign Exchange Result (USD million)	70.5	23.5		101.0
Net Income (USD million)	243.2	102.8	137%	245.1	-1%
Equity Holders' Net Income (USD million)	204.7	77.5	164%	205.2	0%
Earnings per ADS (USD)	1.03	0.39	167%	1.02	1%

  EBITDA1 of USD393.7 million in the first quarter 2011, up 66% compared to the fourth quarter 2010 mainly as a result of higher revenue per ton and shipments.
  Earnings per American Depositary Share (ADS)2 of USD1.03 in the first quarter 2011, including a USD0.19 after-tax non-cash foreign exchange gain per ADS on Ternium’s Mexican subsidiary’s US dollar denominated net debt.
  Net cash position of USD0.8 billion as of March 31, 2011.

Ternium’s operating income in the first quarter 2011 was USD291.0 million, USD157.3 million higher than the fourth quarter 2010.  Revenue per ton increased 7% in the first quarter 2011 compared to the fourth quarter 2010 mainly as a result of an 11% increase in the North America Region and a 2% increase in the South & Central America Region.  Shipments were 65,900 tons higher in the first quarter 2011 than they were in the fourth quarter 2010.  The increase in revenue per ton and shipments was partially offset by a moderately higher operating cost per ton.

1 EBITDA in the first quarter 2011 equals operating income of USD291.0 million plus depreciation and amortization of USD102.7 million.

2 Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock.  Results are based on a weighted average number of shares of common stock outstanding of 1,984,373,072 in the first quarter 2011 and 2,004,743,442 in the fourth quarter 2010 and first quarter 2010.

1

Operating income in the first quarter 2011 was relatively stable when compared to the first quarter 2010, as higher revenue per ton and shipments were offset by higher operating cost due mainly to higher raw material and purchased slab costs.

Ternium’s net income in the first quarter 2011 was USD243.2 million, an increase of USD140.3 million compared to the fourth quarter 2010 mainly due to the above mentioned USD157.3 million increase in operating income.

Events Concerning Ternium’s Argentine Subsidiary Siderar

Following the events described in Ternium’s April 18, 2011 press release, Siderar challenged in court the CNV resolution voiding Siderar’s shareholders meeting and Ternium took legal action against Decree 441/2011.

On May 2, 2011, Siderar received notice of a preliminary injunction issued at ANSeS’s request by a Commercial Court in the City of Buenos Aires, suspending the execution of certain resolutions taken by Siderar’s shareholders’ meeting (including the allocation of results for fiscal year 2010), and ordering Siderar to refrain from disposing, in whole or in part, of certain reserves and retained earnings accounts recorded in its net equity, except for the purpose of paying dividends.  Siderar announced that it will file an appeal against certain aspects of this injunction.  Upon receipt of further clarifications from the commercial court as to the scope of the injunction, Siderar also confirmed that it will make its USD370 million dividend payment on May 11, 2011.

Outlook

Ternium anticipates that industrial activity in Mexico will continue to drive demand for steel products and that demand in Argentina will recover after a seasonally slow first quarter 2011.  Ternium also expects a higher operating income in the second quarter 2011 compared to the first quarter 2011, mainly as a result of an improved operating margin and higher shipments.

Analysis of First Quarter 2011 Results

Net income attributable to Ternium’s equity holders in the first quarter 2011 was USD204.7 million, compared to USD205.2 million in the first quarter 2010.   Including minority interest, net income for the first quarter 2011 was USD243.2 million, compared to USD245.1 million in the first quarter 2010.  Earnings per ADS in the first quarter 2011 were USD1.03, compared to USD1.02 in the first quarter 2010.

Net sales in the first quarter 2011 were USD2.1 billion, 30% higher than net sales in the first quarter 2010.  Shipments of flat and long products were 2.2 million tons during the first quarter 2011, an increase of 14% compared to shipments in the first quarter 2010, mainly due to an increase in demand in Ternium’s main steel markets and Ternium’s increased participation in the Colombian steel market.  Revenue per ton shipped was USD968 in the first quarter 2011, an increase of 15% compared to the same quarter in 2010, mainly as a result of higher prices.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	1Q 2011	1Q 2010	Dif.	1Q 2011	1Q 2010	Dif.	1Q 2011	1Q 2010	Dif.

North Americ a	1,015.2	834.8	22%	1,051.5	990.8	6%	965	843	15%
South & Central America	822.8	585.3	41%	782.3	628.5	24%	1,052	931	13%
Europe & other	10.3	7.1		12.9	12.6		799	559
Total flat products	1,848.3	1,427.1	30%	1,846.7	1,631.9	13%	1,001	874	14%

North America	184.9	144.1	28%	238.9	218.8	9%	774	658	18%
South & Central America	69.3	28.2	146%	86.8	56.7	53%	798	498	60%
Europe & other	0.0	0.4		0.0	0.7		1,507	540
Total long products	254.2	172.7	47%	325.7	276.2	18%	781	625	25%

Total flat and long products	2,102.5	1,599.7	31%	2,172.4	1,908.1	14%	968	838	15%

Other products (1)	44.3	50.9	-13%

Total Net Sales	2,146.9	1,650.6	30%
(1) Primarily includes iron ore, pig iron and pre-engineered metal buildings.

Sales of flat products during the first quarter 2011 were USD1.8 billion, an increase of 30% compared with the same quarter in 2010.  Net sales increased as a result of higher shipments and revenue per ton.  Shipments of flat products were 1.8 million tons in the first quarter 2011, an increase of 13% compared with the same period in 2010, mainly due to an increase in demand in Ternium’s main steel markets and Ternium’s increased participation in the Colombian steel market.  Revenue per ton shipped increased 14% to USD1,001 in the first quarter 2011 compared with the same period in 2010, mainly due to higher prices.

Sales of long products were USD254.2 million in the first quarter 2011, an increase of 47% compared to the same period in 2010 mainly due to higher shipments and revenue per ton.  Shipments of long products totaled 325,700 tons in the first quarter 2011, an 18% increase versus the same quarter in 2010 mainly due to Ternium’s increased participation in the Colombian steel market.  Revenue per ton shipped was USD781 in the first quarter 2011, an increase of 25% compared to the first quarter 2010, mainly due to higher prices in Ternium’s main steel markets.

Sales of other products totaled USD44.3 million during the first quarter 2011, compared to USD50.9 million during the first quarter 2010, mainly due to lower sales of pre-engineered metal buildings and iron ore, partially offset by higher sales of pig iron.

Sales of flat and long products in the North America Region were USD1.2 billion in the first quarter 2011, an increase of 23% versus the same period in 2010.  Shipments in the region totaled 1.3 million tons during the first quarter 2011, or 7% higher than in the same period in 2010, mainly reflecting higher demand for flat steel products.  Revenue per ton shipped in the region increased 15% in the first quarter 2011 over the same quarter in 2010 to USD930, mainly due to higher prices.

Flat and long product sales in the South & Central America Region were USD892.1 million during the first quarter 2011, an increase of 45% versus the same period in 2010 as a result of higher shipments and revenue per ton.  Shipments in the region totaled 869,100 tons during the first quarter 2011, or 27% higher than in the first quarter 2010, mainly due to higher demand for steel products and Ternium’s increased participation in the Colombian steel market.  Revenue per ton shipped in the region was USD1,026 in the first quarter 2011, an increase of 15% compared to the same quarter in 2010, mainly due to higher prices.

Cost of sales was USD1.7 billion in the first quarter 2011 compared to USD1.2 billion in the first quarter 2010.  Cost of sales increased mainly due to higher shipments and higher cost per ton.  Cost per ton increased mainly as a result of higher raw material and purchased slab costs.

Selling, General & Administrative (SG&A) expenses in the first quarter 2011 were USD189.1 million, or 9% of net sales, compared with USD144.3 million, or 9% of net sales, in the first quarter 2010.  The USD44.8 million year-over-year increase was mainly due to higher freight expenses and taxes related to higher activity levels and the impact of the consolidation of Ferrasa in the first quarter 2011, and also included a USD4.9 million one-off loss related to a tax on net equity in Ferrasa.

Operating income in the first quarter 2011 was USD291.0 million, or 13.6% of net sales, compared with an operating income of USD293.5 million, or 17.8% of net sales, in the first quarter 2010.

EBITDA in the first quarter 2011 was USD393.7 million, or 18.3 % of net sales, compared with USD384.8 million, or 23.3% of net sales, in the first quarter 2010.

Net financial results were a USD64.8 million gain in the first quarter 2011, compared with a USD108.7 million gain in the first quarter 2010.

During the first quarter 2011, Ternium’s net interest expenses totaled USD8.8 million, which was USD6.0 million lower than in the first quarter 2010, mainly due to lower net indebtedness.

Net foreign exchange result was a gain of USD70.5 million in the first quarter 2011 compared to a gain of USD101.0 million in the same period in 2010.  The first quarter 2011 gain was primarily due to the impact of the Mexican Peso’s 3.15% revaluation on Ternium’s Mexican subsidiary’s US dollar denominated debt.  This result is non-cash when measured in US dollars and is offset by changes in Ternium’s net equity position in the currency translation adjustments line, as the value of Ternium México’s US dollar denominated debt is not altered by the Mexican Peso’s fluctuation when stated in US dollars in Ternium’s consolidated financial statements.  In accordance with IFRS, Ternium México prepares its financial statements in Mexican Pesos and registers foreign exchange results on its net non-Mexican Peso positions when the Mexican Peso revaluates or devaluates relative to other currencies.

Interest income on the Sidor financial asset was USD3.8 million in the first quarter 2011 compared to USD27.2 million in the first quarter 2010.  These results are attributable to the Sidor financial asset in connection with the transfer of Sidor shares on May 7, 2009.

Income tax expense for the first quarter 2011 was USD112.8 million or 32% of income before income tax and minority interest, compared with an income tax expense of USD156.8 million in the same period in 2010, or 39% of income before income tax and minority interest.

Income attributable to minority interest for the first quarter 2011 was USD38.5 million, similar to that of the first quarter 2010.

Cash Flow and Liquidity

Net cash provided by operating activities in the first quarter 2011 was USD248.6 million.  Working capital increased USD56.4 million in the first quarter 2011 as a result of a USD160.2 million increase in trade receivables and a USD74.3 million increase in inventory, partially offset by an aggregate USD173.2 million increase in accounts payable and other liabilities.   Inventories increased in the first quarter 2011 reflecting higher inventory volume and costs of finished goods, goods in process and raw materials.

Capital expenditures in the first quarter 2011 were USD109.7 million.  Ternium’s ongoing projects included, among others, in Mexico the construction of a greenfield facility for the manufacture of cold rolled and galvanized steel products, the enhancement of defuse emission control equipment at a steel shop and the development of mining activities, and, in Argentina, the expansion of the hot strip mill, repairs and enhancements in the coking facilities and the enclosure of a basic oxygen furnace.

In the first quarter 2011, Ternium generated free cash flow3 of USD139.0 million.  Ternium’s net repayment of borrowings in the first quarter 2011 was USD169.4 million, related to the scheduled repayments of Ternium México’s outstanding debt partially offset by net proceeds from short-term debt, while repurchases of Ternium’s own shares were USD150.0 million, related to the repurchase from Usiminas of 41,666,666 shares at a price per share of USD3.6 (equivalent to USD36 per ADS).  As of March 31, 2011, Ternium’s net cash position was USD0.84 billion.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel company in Latin America, manufacturing and processing a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food, energy and automotive industries.  With its principal operations in México and Argentina, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  The Company has an annual production capacity of approximately ten million tons of finished steel products.  More information about Ternium is available at www.ternium.com.

3 Free cash flow in the first quarter 2011 equals net cash provided by operating activities of USD248.6 million less capital expenditures of USD109.7 million.

4 Net cash position at March 31, 2011 equals cash and equivalents plus other investments of USD2.5 billion less borrowings of USD1.8 billion.

Consolidated income statement

USD million	1Q 2011	1Q 2010	Dif.
Net sales	2,146.9	1,650.6	496.3
Cost of sales	(1,675.1)	(1,213.6)	(461.4)
Gross profit	471.8	437.0	34.8
Selling, general and administrative expenses	(189.1)	(144.3)	(44.8)
Other operating income (expenses), net	8.3	0.9	7.4
Operating income	291.0	293.5	(2.5)
Interest expense	(15.4)	(18.9)	3.5
Interest income	6.6	4.1	2.5
Interest income - Sidor financial asset	3.8	27.2	(23.4)
Other financial income (expenses), net	69.8	96.2	(26.5)

Equity in earnings (losses) of associated companies	0.1	(0.2)	0.4
Income before income tax expense	356.0	401.9	(46.0)
Income tax expense	(112.8)	(156.8)	44.0
Profit for the period	243.2	245.1	(2.0)

Attributable to:
Equity holders of the Company	204.7	205.2	(0.5)
Non-controlling interests	38.5	39.9	(1.4)
	243.2	245.1	(2.0)

Consolidated balance sheet

USD million	March 31, 2011	December 31, 2010

Property, plant and equipment, net	4,342.5	4,262.9
Intangible assets, net	1,157.9	1,129.3
Investment in associated companies	8.3	8.2
Sidor financial asset	-	74.5
Other investments	31.4	35.6
Deferred tax assets	12.3	12.4
Receivables, net	91.8	56.5
Total non-current assets	5,644.3	5,579.4

Receivables	95.9	94.6
Derivative financial instruments	0.3	0.2
Inventories, net	2,053.0	1,953.4
Trade receivables, net	834.1	663.5
Sidor financial asset	223.5	183.4
Other investments	796.8	848.4
Cash and cash equivalents	1,714.1	1,779.4
Total current assets	5,717.7	5,522.9

Non-current assets classified as held for sale	10.6	10.0

Total assets	11,372.5	11,112.3

Capital and reserves attributable to the company's equity holders	5,987.1	5,880.7
Non-controlling interests	1,191.0	1,135.4

Total Equity	7,178.1	7,016.1

Provisions	20.1	16.1
Deferred income tax	885.5	877.7
Other liabilities	216.8	201.3
Derivative financial instruments	9.0	18.8
Borrowings	1,184.6	1,426.6
Total non-current liabilities	2,315.9	2,540.6

Current tax liabilities	364.0	294.9
Other liabilities	149.1	123.6
Trade payables	747.0	588.1
Derivative financial instruments	29.8	36.0
Borrowings	588.6	513.1
Total current liabilities	1,878.5	1,555.6

Total liabilities	4,194.4	4,096.2

Total equity and liabities	11,372.5	11,112.3

Consolidated cash flow statement

USD million	1Q 2011	1Q 2010	Dif.

Profit for the period	243.2	245.1	(2.0)
Adjustments for:
Depreciation and amortization	102.7	91.3	11.4
Equity in (earnings) losses of associated companies	(0.1)	0.2	(0.4)
Changes in provisions	4.9	2.0	2.9
Net foreign exchange results and others	(91.0)	(82.4)	(8.6)
Interest accruals less payments	(6.4)	(9.6)	3.2
Interest income - Sidor financial asset	(3.8)	(27.2)	23.4
Income tax accruals less payments	55.6	116.8	(61.2)
Changes in working capital	(56.4)	(23.0)	(33.4)

Net cash provided by operating activities	248.6	313.2	(64.5)

Capital expenditures	(109.7)	(54.5)	(55.1)
Proceeds from sale of property, plant & equipment	0.3	0.7	(0.4)
Decrease in Other Investments	55.8	19.6	36.2
Proceeds from Sidor financial asset	38.2	300.2	(262.0)

Net cash (used in) provided by investing activities	(15.4)	266.0	(281.3)

Contributions from non-controlling shareholders in consolidated subsidiaries	19.6	-	19.6
Repurchase of treasury shares	(150.0)	-	(150.0)
Proceeds from borrowings	87.1	1.4	85.7
Repayment of borrowings	(256.5)	(290.5)	34.0

Net cash used in financing activities	(299.8)	(289.0)	(10.7)

(Decrease) Increase in cash and cash equivalents	(66.5)	290.1	(356.6)

Shipments
Thousand tons	1Q 2011	1Q 2010	4Q 2010

North America	1,051.5	990.8	979.6
South & Central America	782.3	628.5	773.7
Europe & other	12.9	12.6	16.1
Total flat products	1,846.7	1,631.9	1,769.3

North America	238.9	218.8	252.3
South & Central America	86.8	56.7	64.8
Europe & other	0.0	0.7	20.1
Total long products	325.7	276.2	337.1

Total flat and long products	2,172.4	1,908.1	2,106.4

Revenue / ton
USD/ton	1Q 2011	1Q 2010	4Q 2010

North America	965	843	878
South & Central America	1,052	931	1,032
Europe & other	799	559	619
Total flat products	1,001	874	943

North America	774	658	677
South & Central America	798	498	742
Europe & other	1,507	540	490
Total long products	781	625	678

Total flat and long products	968	838	900

Net Sales
USD million	1Q 2011	1Q 2010	4Q 2010

North America	1,015.2	834.8	859.8
South & Central America	822.8	585.3	798.3
Europe & other	10.3	7.1	9.9
Total flat products	1,848.3	1,427.1	1,668.1

North America	184.9	144.1	170.7
South & Central America	69.3	28.2	48.1
Europe & other	0.0	0.4	9.8
Total long products	254.2	172.7	228.6

Total flat and long products	2,102.5	1,599.7	1,896.7

Other products (1)	44.3	50.9	30.9

Total net sales	2,146.9	1,650.6	1,927.5

(1) Primarily includes iron ore, pig iron and pre-engineered metal buildings.